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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated September 30, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant's Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X                                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

INTRODUCTORY NOTE

        This Report sets forth unaudited financial statements and other financial and statistical information for the six-month period ended June 30, 2003, and shall be deemed to be incorporated by reference into and made a part of the Registration Statement on Form F-3 (No. 33-63728) of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) ("SEK" or the "Company").

        In this Report, unless otherwise indicated, all descriptions and financial information relate to SEK as a whole, including both the "Market Rate System" (the "M-system") and the "State Support System" (the "S-system"), each of which is described herein. In certain instances, information relating to the S-system on a stand-alone basis is provided separately. References herein to "SEK (excluding the S-system)" mean the same as references to the "Market Rate System".

        SEK is a "public company" according to the Swedish Companies Act. A Swedish company, even if its shares are not listed on an exchange and not publicly traded, may choose to declare itself a "public company". Only public debt companies are allowed to raise funds from the public through the issuance of debt instruments. In certain cases, a public company is required to add the denotation "publ" to its name.

        This Report contains forward-looking statements. In addition, the Company may make forward-looking statements in its other periodic reports to the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K, in its annual and interim reports, offering circulars and prospectuses, press releases and other written information. The Company's Board of Directors, officers and employees may also make oral forward-looking statements to third parties, including financial analysts. Forward-looking statements are statements that are not historical facts. Examples of forward-looking statements include:

  •
  financial projections and estimates and their underlying assumptions;

  •
  statements regarding plans, objectives and expectations relating to future operations and services;

  •
  statements regarding the impact of regulatory initiatives on the Company's operations;

  •
  statements regarding general industry and macroeconomic growth rates and the Company's performance relative to them; and

  •
  statements regarding future performance.

        Forward-looking statements generally are identified by the words "expect", "anticipate", "believe", "intend", "estimate", "should", and similar expressions.

        Forward-looking statements are based on current plans, estimates and projections, and therefore readers should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events, although the Company intends to continue to meet its ongoing disclosure obligations under the U.S. securities laws (such as its obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward- looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company's control. SEK cautions that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, the following:

  •
  changes in general economic business conditions, especially in Sweden;

  •
  changes and volatility and currency exchange and interest rates; and

  •
  changes in government policy and regulations and in political and social conditions.

CURRENCY OF PRESENTATION

        SEK publishes its financial statements in Swedish kronor ("Skr"). The following table sets forth for the calendar periods indicated certain information concerning the exchange rate for U.S. dollars into Swedish kronor based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	Six-Month Period Ended June 30,
	2003	2002
	(Skr per U.S. dollar)
High	8.7920	10.7290
Low	7.6710	9.2070
Average(1)	8.2544	10.1228

(1)
The average of the exchange rates on the last business day of each month during the period.

        The noon buying rate on September 26, 2003 was Skr 7.8017 per U.S. dollar.

        No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

THE COMPANY

  Introduction

        Swedish Export Credit Corporation ("SEK") is a public stock corporation owned by the Swedish State through the Ministry of Foreign Affairs. On June 30, 2003, the Kingdom of Sweden became the sole (100 percent) owner of SEK through an acquisition of the 35 percent stake in SEK that previously was held by ABB Structured Finance Investment AB, a subsidiary of ABB Ltd ("ABB").

        SEK was founded in 1962 in order to strengthen the competitiveness of Swedish export industry by meeting the need for long-term credits. SEK's objective is to engage in financing activities in accordance with the Swedish Financing Business Act and in connection therewith primarily to promote the development of Swedish commerce and industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds.

        SEK aims to be a strong financial partner for both customers and investors. With the Nordic region as its base and home market, SEK provides long-term financial solutions tailored for the private and public sectors. Business activities include export credits, lending, project financing, leasing, capital market products and financial advisory services. SEK extends credits, or loans, under two principal lending systems. Credits on commercial terms at prevailing fixed or floating market rates of interest are provided under the "Market Rate System" (the "M-system"), and credits on State-supported terms at fixed rates of interest that may be lower than prevailing fixed market rates are provided under the "State Support System" (the "S-system"). The S-system is administered on behalf of the State by SEK against compensation.

        From its roots and base in export credits, SEK's product range has continuously expanded to promote the development of Swedish commerce and industry and the Swedish export industry. Over the years, SEK has been a pioneer in the creation of innovative financial solutions. SEK's independent position, with clear niche specialization in long-term financial products, combined with its considerable financial capacity and flexible organization, are key factors for the success of its operations. SEK's borrowing activities in the international capital markets have given SEK extensive expertise in financial instruments, an expertise that has earned prestigious international awards from financial publications on several occasions. This experience, together with the Company's maintenance of its high credit quality and strong credit ratings (SEK's long-term debt rating from Standard & Poor's is AA+ and from Moody's is Aa1) has allowed SEK to offer its customers tailored products on what management believes are highly competitive terms.

        SEK has intensified the broadening of both its range of services and customer base in recent years in response to changes in demand and the opportunities created by the development of new forms of cooperation and financial instruments. Among other things SEK has greatly increased its business with Swedish regional and local authorities, with the aim of supporting the development and competitiveness of Swedish commerce and industry. SEK has also to a greater extent become involved as a financial advisor for international projects. The expansion of SEK's services and customer base means that SEK is more clearly taking on the role of a broader-range finance house with specialists within a number of areas.

        The increasing integration of business in the Nordic countries means that SEK is moving towards its goal of having a leading position in the Nordic countries within its niche: long-term financial solutions. The establishment in 2002 of SEK's representative office in Helsinki, with its focus on major Finnish companies and local authorities, furthers this development. The operations in Helsinki are important for strengthening SEK's position in the Nordic market.

        SEK has been actively involved in Sweden's fast-growing trade with the countries in the Baltic region since the early 1990s. The overall goal is to contribute to a continued positive economic development in the region, while strengthening the presence of Swedish and Nordic business. Within the framework of these activities there are also links to the business opportunities that can be created by the prospective enlargement of the European Union to include new members from the Baltic region and Eastern Europe.

        SEK's extensive relationship with national, Nordic and other international investors and partners strengthen its ability to develop financial solutions which meet its customers' requirements. This extensive network enables SEK to participate in co-financing solutions and advisory assignments, as well as in benchmarking and cooperation in areas such as risk management and business systems.

        The address of SEK's principal office is Västra Trädgårdsgatan 11 B, Stockholm, Sweden (postal address: P.O. Box 16368, S-103 27 Stockholm, Sweden). SEK's telephone number is +46-8-613 83 00.

  Selected Balance Sheet and Counterparty Information

        Although SEK provides financing for transactions involving public and private buyers throughout the world, its counterparty exposures are largely to the Swedish and other highly rated OECD states and major Swedish and international banks and credit institutions. (See table below.)

COUNTERPARTY RISK EXPOSURES
(Skr billion)

Consolidated Group and Parent Company:

	Total				Credits & Interest bearing securities				Derivatives, Undisbursed credits, etc.
	June 30, 2003		December 31, 2002		June 30, 2003		December 31, 2002		June 30, 2003		December 31, 2002
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
State	38.8	27	37.8	27	33.2	26	32.5	26	5.6	28	5.3	33
Municipalities	7.4	5	5.8	4	7.3	6	5.7	5	0.1	1	0.1	1
Mortgage institutions	4.8	3	4.2	3	4.8	4	4.2	3	—	—	—	—
Banks	49.1	33	47.0	33	41.5	32	41.8	34	7.6	38	5.2	32
Other credit institutions	30.3	21	27.9	20	24.2	19	22.6	18	6.1	31	5.3	33
Corporations and others	16.4	11	17.7	13	16.1	13	17.5	14	0.3	2	0.2	1

Total	146.8	100	140.4	100	127.1	100	124.3	100	19.7	100	16.1	100

        The following table sets forth certain data regarding SEK's credits outstanding and debt outstanding at June 30, 2003 and 2002:

	June 30,
(In millions of Skr)
	2003	2002
Total credits outstanding (old format)	60,182	67,234
Total credits outstanding (new format)(1)	42,062	41,043
Of which S-system	9,607	12,739
Total debt outstanding	115,530	111,129
Of which S-system	557	4,545

(1)
In addition to the amounts of credits outstanding reported on this line, SEK also had outstanding credits granted against documentation in form of securities amounting to Skr 28,226.6 million at June 30, 2003 and Skr 30,978.7 million at June 30, 2002. According to Swedish legislation and accounting practice such credits are reported under the heading interest-bearing securities. The amount of deposits with banks, repurchase agreements and cash on demand included in total credits was Skr 10,018.5 million at June 30, 2003 and Skr 4,787.7 million at June 30, 2002.

  Amounts of credits reported under the "old format" include all credits— i.e., credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional documentation—and these amounts do, in the opinion of SEK's management, reflect the real credit/lending volumes of SEK. Therefore, references in this Report to lending volumes reflect the old format, unless otherwise noted.

  Lending Operations

        The following table sets forth certain data regarding SEK's lending operations for the six-month periods ended June 30, 2003 and 2002:

	Six-Month Period Ended June 30,
(In millions of Skr)
	2003	2002
Offers of long-term credits accepted	7,527	7,270
Of which S-system	594	113
Total credits outstanding at June 30	42,062	41,043
Of which S-System	9,607	12,739
Total credit commitments outstanding at June 30	13,331	12,810
Of which S-System	10,009	10,652

  Borrowing Operations

        New long-term borrowings, i.e., borrowings with maturities exceeding one year, during the six-month period ended June 30, 2003 amounted to Skr 31.6 billion or USD 3.7 billion, compared with Skr 24.0 billion or USD 2.4 billion during the corresponding period in 2002 and Skr 20,9 billion during the second half of 2002.

        Among others, a number of bonds issues in different dollar-currencies have been launched in the European markets and in the Japanese Uridashi market. Further, a number of structured bonds have been issued in the Japanese as well as the U.S. and the European market.

CONTROL OF REGISTRANT AND CAPITAL SECURITIES

        The following table sets forth the current share ownership of the Company:

	Ownership	Number of Shares
Kingdom of Sweden	64.65%	640,000	Class A Shares
Kingdom of Sweden	35.35%	350,000	Class B Shares

Total	100.00%	990,000

        On June 30, 2003, the Kingdom of Sweden became the sole (100 percent) owner of SEK through an acquisition of the 35 percent stake in SEK that previously was held by ABB. The ownership interest of the Swedish State is held by the Ministry for Foreign Affairs.

        Before the acquisition was concluded, the annual general meeting of shareholders had approved—as proposed in an amended proposal of distribution of profits from SEK's Board of Directors and President—a total dividend of Skr 1,240 million, to be paid to the holders of shares of class B (i.e., ABB). Such dividend was part of an agreement concluded between the Kingdom of Sweden, SEK and ABB on June 4, 2003.

        In order to retain the risk capital base at an approximately unchanged level, SEK issued in June USD 200 million of Hybrid Capital (which is Tier-1-Eligible). Of such amount, USD 50 million was used to replace USD 50 million of outstanding Tier-1 eligible Preferred Capital Securities, which were redeemed in July. After such redemption, SEK has USD 350 million in total of outstanding Tier-1-Eligible Hybrid Capital. Of such total amount, the equivalent of USD 51.7 million, i.e., Skr 413.7 million, has been included in the Tier-1-capital base, while the remainder (USD 298.3 million or Skr 2,387.2 million) has been included in the Upper-Tier-2-capital base.

        SEK's guarantee fund from shareholders—in total Skr 600 million, of which the Kingdom of Sweden and ABB are responsible for Skr 300 million each—will be replaced by a new guarantee issued by the Kingdom of Sweden.

        After the above-mentioned change in ownership, etc., Moody's has upgraded SEK's senior debt rating to Aa1 (from Aa2) and Standard & Poor's has changed its outlook for SEK's senior debt rating (AA+) to stable (from negative).

RATIOS OF EARNINGS TO FIXED CHARGES

        The ratios of earnings to fixed charges of the Company for the calendar periods indicated below are as follows:

	Six-Month Period Ended June 30,
	2003	2002
Swedish GAAP	1.18	1.17
U.S. GAAP	1.15	3.19

        For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the period, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, in the M-system. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Operating Results" for information on changes in the Company's accounting practices after June 30, 2002 that significantly affect the calculation of net income under U.S. GAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  General

Operating Results

        Operating profit before taxes for the six-month period ending June 30, 2003, amounted to Skr 323.7 million (Skr 344.6 million in the first half of 2002). The decrease in profit compared with the same period in the previous year was due mainly to a decline in average total assets, which produced lower net interest earnings. Administrative expenses also increased. The average volume of total assets was Skr 133.6 billion (Skr 144.5 billion in the first half of 2002).

        Net interest earnings were Skr 393.3 million (Skr 408.9.2 million in the first half of 2002). The contribution to net interest earnings from debt-financed assets was Skr 228.9 million (Skr 240.8 million in the first half of 2002). The underlying average volume of such debt-financed assets was Skr 109.3 billion (Skr 114.0 billion in the first half of 2002), with an unchanged average margin of 42 basis points p.a. (42 basis points p.a. for the full year 2002). SEK has experienced increased margins on new credits, which have been offset by increased margins on borrowed funds. After the change in ownership, SEK has experienced improved funding levels. The contribution to net interest earnings from the investment portfolio, which represents the investment of SEK's equity, was Skr 164.4 million (Skr 168.1 million in the first half of 2002).

        Commissions earned amounted to Skr 4.3 million (Skr 12.2 million in the first half of 2002). Net commission income was Skr 1.0 million compared to Skr 8.9 million in the first half of 2002. The decrease was due mainly to lower demand for commission-generating business.

        Administrative expenses amounted to Skr 90.2 million (Skr 80.6 million in the first half of 2002). The increase was related to higher personnel expenses, due mainly to the widening of the business activities. These higher levels had been experienced already in the second half of 2002.

        No credit losses have been made.

        The annualized return on equity was 17.2 percent (June 30, 2002 19.6 percent) before taxes, and 12.4 percent (June 30, 2002: 14.1 percent) after taxes, respectively.

        The net profit for the six-month period, reconciled to U.S. GAAP, was Skr 234.0 million (Skr 2,798.9 million in the first half of 2002). In light of the amended accounting practices after June 30, 2002, the U.S. GAAP reconciled net income for the six-month period ending June 30, 2003, reflects a significantly greater use of hedge accounting than for the same period ended June 30, 2002, and, therefore, a significantly lower amount of assets changes in the fair value of which must be reflected in the income statement. This fact has somewhat reduced the volatility in earnings that occurred when accounting standard SFAS 133 was introduced from January 1, 2001. This volatility does not, in the management's opinion, reflect the economic substance of the underlying transactions.

        The amended accounting practices after June 30, 2002, have also reduced the amount of assets for which the currency exchange effects in the related funding must be reflected in the income statement. This is a major factor explaining the reduction in the adjustment for foreign exchange differences (before related tax effects) in the U.S. GAAP reconciled net income for the six-month period ending June 30, 2003 to Skr 311.7 million, compared with Skr 3,240.6 million in the same period ending June 30, 2002. (See also Note 13.)

Business Activities

        Despite continued weak demand in many markets, the volume of SEK's customer-related financial transactions remained at a stable level of Skr 9.6 billion (Skr 9.5 billion in the first half of 2002), of which long-term credits represented Skr 7.5 billion (Skr 7.3 billion in the first half of 2002) and syndicated customer transactions represented Skr 2.1 billion (Skr 2.2 billion in the first half of 2002).

        Of long-term credits accepted, the largest portion, Skr 3.0 billion (Skr 0.7 billion in the first half of 2002), represented export credits. Such credits included, i.a., a credit granted for part of the financing of an important Mexican deal for Volvo and the first credit granted under the improved CIRR-system. The volume of credits granted to municipalities continued to develop positively and represented Skr 1.9 billion (Skr 1.0 billion in the first half of 2002). Other direct lending to customers amounted to Skr 2.6 billion (Skr 5.5 billion in the first half of 2002). Such lending included, in addition to lending to Nordic corporations, i.a., a participation in the first ever project financing of a highway in Norway and credits to the Baltic region, where also several advisory assignments have been achieved.

Total Assets, Liquidity, and Capital Adequacy

        At period-end, SEK's total assets amounted to Skr 136.7 billion (December 31, 2002: Skr 132.5 billion). If the currency exchange rates of the previous year-end had been unchanged, total assets would have been approximately Skr 5.0 billion higher.

        At June 30, 2003, the liquidity portfolio amounted to Skr 66.9 billion (December 31, 2002 Skr 58.9 billion). SEK continues to have a high level of liquid assets and a low funding risk. At period-end, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

        The aggregate amount of credits outstanding and credits committed though not yet disbursed decreased to Skr 73.5 billion (December 31, 2002: Skr 77.3 billion), of which Skr 60.2 billion represents credits outstanding (December 31, 2002: Skr 65.5 billion). Simultaneously, the aggregate amount of outstanding offers for new credits decreased to Skr 13.5 billion (December 31, 2002: Skr 59.7), reflecting a few large offers.

        There have been no major shifts in the break-down of SEK's counterparty risk exposures. Of the total counterparty risk exposure highly rated OECD states represented 27 percent (December 31, 2002: 27 percent).

        SEK's capital adequacy ratio is well above the minimum required by law. . The regulatory total capital adequacy ratio at period-end was 17.7 percent (December 31, 2002: 17.0 percent), of which 9.3 percent (December 31, 2002: 11.9 percent) represented Tier-1.

        SEK's adjusted total capital adequacy ratio at period-end was 19.5 percent (December 31, 2002: 18.8 percent), of which 11.1 percent (December 31, 2002: 13.7 percent) represented adjusted Tier-1. The adjusted ratios are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory capital base. See "Control of Registrant and Capital Securities" and Note 12 to Consolidated Financial Statements.

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory approved capital base.

I. Capital requirement

	Consolidated Group						Parent Company
	June 30, 2003			December 31, 2002			June 30, 2003			December 31, 2002
(Amounts in Skr million)	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	136,747	30,188	2,415	132,538	30,447	2,436	136,802	30,252	2,420	132,590	30,510	2,441
Off-balance sheet items	19,739	3,752	301	16,231	2,979	238	19,739	3,752	300	16,231	2,979	238
Other exposures	n.a.	0	0	n.a.	0	0	n.a.	0	0	n.a.	0	0

Total	156,486	33,940	2,716	148,769	33,426	2,674	156,541	34,004	2,720	148,821	33,489	2,679
Breakdown by category:
A. Riskweight 0%	55,612	—	—	51,078	—	—	55,612	—	—	51,067	—	—
B. Riskweight 20%	74,887	14,978	1,198	70,346	14,069	1,126	74,876	14,976	1,198	70,346	14,069	1,126
C. Riskweight 50%	2,995	1,497	120	2,481	1,241	99	2,995	1,497	120	2,481	1,241	99
D. Riskweight 100%	16,566	16,566	1,326	17,031	17,031	1,362	16,632	16,632	1,331	17,094	17,094	1,367
E. Market exposures	6,426	899	72	7,833	1,085	87	6,426	899	72	7,833	1,085	87

Total	156,486	33,940	2,716	148,769	33,426	2,674	156,541	34,004	2,720	148,821	33,489	2,679
II. Capital base(A)	III. Capital Adequacy Ratio
	Consolidated Group		Parent Company			Consolidated Group		Parent Company
	06/2003	12/2002	06/2003	12/2002		06/2003	12/2002	06/2003	12/2002
Tier-1 capital	3,171	3,963	3,198	3,987	Total	17.7%	17.0%	17.7%	17.0%
Tier-2 capital	2,845	1,708	2,842	1,705	Of which:
Of which:					Tier-1 ratio	9.3%	11.9%	9.3%	11.9%
Upper Tier-2	2,387	1,248	2,384	1,245	Tier-2 ratio	8.4%	5.1%	8.4%	5.1%
Lower Tier-2	458	460	458	460	Of which:
Total	6,016	5,671	6,040	5,692	Upper Tier-2 ratio	7.0%	3.7%	7.0%	3.7%
					Lower Tier-2 ratio	1.4%	1.4%	1.4%	1.4%
Adjusted Tier-1 capital	3,771	4,563	3,798	4,587	Adjusted Total	19.5%	18.8%	19.5%	18.8%
Adjusted Total	6,616	6,271	6,640	6,292	Of which: Adj. Tier-1 ratio	11.1%	13.7%	11.2%	13.7%

IV. Specification of off-balance sheet items(B)

Consolidated Group and Parent Company:

							Book value on-balance sheet
	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:
June 30, 2003	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts
Currency related agreements	118,681	6,407	3,507	2,900	3,100	1,742	636	1,445	1,892	2,135
Interest rate related contracts	117,398	2,626	2,027	599	7,198	756	9	4,465	373	850
Equity related contracts	27,537	3,357	1,331	2,026	629	801	8	32	386	15
Commodity related contracts, etc.	147	12	0	12	0	6	—	—	—	—

Total derivative contracts	263,763	12,402	6,865	5,537	10,927	3,305	653	5,942	2,651	3,000
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	213	213	—	213	—	—
Undisbursed credits	14,247	7,124	—	7,124	—	447

Total	278,223	19,739	6,865	12,874	10,927	3,752
December 31, 2002
Derivative financial contracts:
Currency related agreements	117,542	5,751	2,709	3,042	3,693	1,559	322	1,498	1,605	2,912
Interest rate related contracts	104,318	1,971	1,588	383	4,993	584	25	1,743	367	51
Equity related contracts	21,425	2,255	644	1,611	267	590	345	10	10	416
Commodity related contracts, etc.	0	0	0	0	0	0	—	—	—	—

Total derivative contracts	243,285	9,977	4,941	5,036	8,953	2,733	692	3,251	1,982	3,379
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	330	330	—	330	—
Undisbursed credits	11,849	5,924	—	5,924	—	246

Total	255,464	16,231	4,941	11,290	8,953	2,979

(A)
The total dividend of Skr 1,240 million that was paid on June 30, 2003, has reduced the amount of shareholders' funds—which is one component of the capital base—as of the same day, i.e., before the end of the reporting period. USD 50 million (approximately Skr 400.1 million) of Preferred Capital Securities that were outstanding as of June 30, 2003, but later redeemed in July 2003, have been disregarded in the calculation of the capital base.    Net profit for the six-month period ended June 30, 2003, has been included in the capital base.

(B)
In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

        See "Control of Registrant and Capital Securities" and Note 12 to Consolidated Financial Statements for a summary of the dividends paid and Hybrid Capital issued in connection with the acquisition on June 30, 2003 by the Kingdom of Sweden of the 35 percent stake in SEK that was previously held by ABB.

INCOME STATEMENTS (UNAUDITED)

SEK (exclusive of the S-system)	January-June, 2003		January-June, 2002		January-December, 2002
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	2,199.9	2,202.5	2,491.5	2,494.4	4,838.4	4,843.8
Interest expenses	-1,806.6	-1,806.6	-2,082.6	-2,082.6	-4,040.2	-4,040.2

Net interest revenues	393.3	395.9	408.9	411.8	798.2	803.6
Commissions earned	4.3	2.8	12.2	9.3	18.5	14.0
Commissions incurred	-3.3	-3.3	-3.3	-3.3	-6.5	-6.5
Remuneration from the S-system	19.3	19.3	17.8	17.8	33.0	33.0
Net results of financial transactions	3.5	3.5	-7.1	-7.1	-0.7	-0.7
Other operating income	2.8	3.7	0.0	0.0	0.9	1.8
Administrative expenses	-90.2	-91.8	-80.6	-83.8	-166.4	-170.4
Depreciations of non-financial assets	-5.6	-4.5	-2.9	-1.8	-7.5	-5.4
Other operating expenses	-0.4	0.0	-0.4	0.0	-5.1	-4.3

Operating profit	323.7	325.6	344.6	342.9	664.4	665.1
Changes in untaxed reserves	n.a.	0.0	n.a	0.0	n.a.	15.0
Taxes (Note 1)	-91.2	-91.2	-96.8	-96.0	-184.7	-188.5

Net profit for the period	232.5	234.4	247.8	246.9	479.7	491.6
Earnings per share, Skr	235		250		485

        The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr million)	January-June, 2003	January-June, 2002	January-December, 2002
Interest revenues	230.3	318.8	592.5
Interest expenses	-284.2	-388.2	-786.4

Net interest expenses	-54.0	-69.4	-193.9
Remuneration to SEK	-19.3	-17.8	-33.0
Foreign exchange effects	8.9	1.4	2.6
Reimbursement from the State	64.4	85.8	224.3

Net	0.0	0.0	0.0

Quaterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system)
Consolidated Group (Skr million)	April-June, 2003	January-March, 2003	April-June, 2002	January-March, 2002
Interest revenues	1,064.3	1,135.6	1,208.0	1,283.5
Interest expenses	-873.9	-932.7	-1,009.5	-1,073.1

Net interest revenues	190.4	202.9	198.5	210.4
Operating revenues	12.5	13.9	18.1	11.9
Operating expenses	-48.4	-47.6	-52.2	-42.1

Operating profit	154.5	169.2	164.4	180.2
Taxes	-43.5	-47.7	-46.2	-50.6

Net profit for the period	111.0	121.5	118.2	129.6

BALANCE SHEETS (UNAUDITED)

	June 30, 2003			June 30, 2002			December 31, 2002
(Skr million)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	4,934.2	4,934.2	56.3	5,747.4	5,747.4	74.3	6,008.5	6,008.5	75.3
Of which current assets	(4,111.2)	(4,111.2)	(56.3)	(4,740.9)	(4,740.9)	(74.3)	(5,031.2)	(5,031.2)	(75.3)
Of which fixed assets	(823.0)	(823.0)	—	(1,006.5)	(1,006.5)	—	(977.3)	(977.3)	—
Credits to credit institutions (Note 7)	14,814.5	14,803.3	2,675.3	10,946.1	10,936.1	3,382.1	12,984.7	12,973.6	6,537.5
Credits to the public (Note 7)	27,260.6	27,260.6	6,931.7	30,096.9	30,096.9	9,357.0	26,048.2	26,048.2	4,964.2
Other interest-bearing securities	80,189.0	80,189.0	—	77,922.4	77,922.4	—	79,393.7	79,393.7	—
Of which current assets	(51,646.9)	(51,646.9)	—	(46,813.0)	(46,813.0)	—	(49,001.9)	(49,001.9)	—
Of which fixed assets	(28,542.1)	(28,542.1)	—	(31,109.5)	(31,109.5)	—	(30,391.8)	(30,391.8)	—
Of which credits (Note 6)	(28,226.6)	(28,226.6)	—	(30,978.7)	(30,978.7)	—	(29,912.1)	(29,912.1)	—
Shares in subsidiaries	n.a.	113.5	—	n.a.	113.5	—	n.a.	113.5	—
Non-financial assets	194.5	77.3	—	139.4	20.1	—	178.0	59.8	—
Other assets	6,246.3	6,316.4	204.6	6,528.6	6,593.6	115.7	4,526.0	4,593.6	160.9
Prepaid expenses and accrued revenues	3,107.9	3,107.6	124.8	3,362.2	3,362.2	197.0	3,399.4	3,399.2	139.9

Total assets (Note 9)	136,747.0	136,802.0	9,992.7	134,743.0	134,792.2	13,126.1	132,538.5	132,590.1	11,877.8

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions	759.4	759.4	0.0	905.0	905.0	0.0	611.9	611.9	8.6
Borrowing from the public	42.9	42.9	0.0	98.1	98.1	0.0	33.4	33.4	0.0
Senior securities issued	114,727.7	114,727.7	557.0	110,125.8	110,125.8	4,544.9	111,968.3	111,968.3	3,170.1
Other liabilities	11,493.2	11,525.1	47.9	12,552.0	12,582.1	214.4	10,547.8	10,578.3	65.0
Lending/(borrowing) between SEK and the S-system	—	—	9,137.1	—	—	7,996.6	—	—	8,393.0
Accrued expenses and prepaid revenues	2,908.4	2,908.1	250.7	3,006.8	3,006.5	370.2	2,988.8	2,988.4	241.1
Allocations	399.0	18.2	—	403.4	18.4	—	399.0	18.2	—
Subordinated securities issued (Note 11)	3,659.2	3,659.2	—	4,119.1	4,119.1	—	2,224.6	2,224.6	—

Total liabilities and allocations	133,989.8	133,640.6	9,992.7	131,210.2	130,855.0	13,126.1	128,773.8	128,423.1	11,877.8
Untaxed reserves (Note 8)	n.a.	1,360.0	—	n.a.	1,374.9	—	n.a.	1,360.0	—
Share capital	990.0	990.0	—	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,119.3	140.0	—	1,129.9	140.0	—	1,132.7	140.0	—

Total non-distributable capital	2,109.3	1,130.0	—	2,119.9	1,130.0	—	2,122.7	1,130.0	—
Profit carried forward	415.4	437.0	—	1,165.1	1,185.4	—	1,162.3	1,185.4	—
Net profit for the period	232.5	234.4	—	247.8	246.9	—	479.7	491.6	—

Total distributable capital	647.9	671.4	—	1,412.9	1,432.3	—	1,642.0	1,677.0	—

Total shareholders' funds	2,757.2	1,801.4	—	3,532.8	2,562.3	—	3,764.7	2,807.0	—

Total liabilities, allocations and shareholders' funds	136,747.0	136,802.0	9,992.7	134,743.0	134,792.2	13,126.1	132,538.5	132,590.1	11,877.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None	None	None	None
Interest-bearing securities
Subject to lending	212.8	212.8	—	74.7	74.7	—	329.6	329.6	—
COMMITMENTS
Committed undisbursed credits	14,247.5	14,247.5	10,008.9	12,810.2	12,810.2	10,652.4	11,848.6	11,848.6	10,124.1

Specification of Change in Shareholders' Funds
Consolidated Group

(Skr million)	January-June, 2003	January-June, 2002
Opening balance of shareholders' funds	3,764.7	3,645.4
Dividend paid	-1,240.0	-360.4
Net profit for the period	232.5	247.8

Closing balance of shareholders' funds	2,757.2	3,532.8

STATEMENTS OF CASH FLOWS (UNAUDITED)(A)

	January-June 2003		January-June 2002
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Cash flows from operating activities
Net profit for the year	232.5	234.4	247.8	246.9
Adjustments to reconcile net profit to net cash provided by operating activities:
Changes in untaxed reserves	n.a.	—	n.a	—
Increase(+)/decrease(-) in deferred taxes	—	n.a.	—	n.a.
Depreciations	5.6	4.5	2.9	1.8
Increase(-)/decrease(+) in prepaid expenses and accrued revenues	291.2	291.6	611.6	611.6
Decrease(-)/increase(+) in accrued expenses and prepaid revenues	-80.2	-80.2	-558.7	-559.0
Decrease(+)/increase(-) in derivative instruments with positive or negative values	1,682.3	1,682.3	-2,351.5	-2,351.4
Other changes—net	-2,457.2	-2,458.4	985.5	987.6
Disbursements of credits (B)	-4,064.6	-4,064.6	-2,866.6	-2,866.6
Repayments of credits, including effects of currency translations	9,189.8	9,189.8	8,962.3	8,962.3
Net increase(-)/decrease(+) in bonds and securities held (C)	279.0	279.0	9,748.8	9,748.8
Other changes related to credits—net (B)	-8,167.4	-8,167.4	-1,627.7	-1,617.7

Net cash (used in)/provided by operating activities	-3,089.0	-3,089.0	13,154.4	13,164.3

Cash flows from investing activities
Capital expenditures	-22.1	-22.1	-3.0	-12.9

Net cash (used in)/provided by investing activities	-22.1	-22.1	-3.0	-12.9

Cash flows from financing activities
Net decrease (-)/increase (+) in originally short-term debt	-5,358.5	-5,358.5	13,716.2	13,716.2
Proceeds from issuance of long-term senior debt	31,630.8	31,630.8	23,984.4	23,984.4
Proceeds from issuance of long-term subordinated debt	1,541.0	1,541.0	—	—
Adjustments of long-term subordinated debt due to currency translation	-106.5	-106.5	-618.9	-618.9
Repayments of long-term senior debt, including effects of currency translations on all debt	-27,902.3	-27,902.3	-72,442.6	-72,442.6
Dividend paid	-1,240.0	-1,240.0	-360.4	-360.4
Own long-term debt repurchased, net change	4,546.6	4,546.6	22,569.9	22,569.9

Net cash (used in)/provided by financing activities	3,111.1	3,111.1	-13,151.4	-13,151.4

Net increase(+)/decrease(-) in cash and cash equivalents	0.0	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	0.0	0.0	0.0	0.0

Cash and cash equivalents at end of period (B)	0.0	0.0	0.0	0.0

(A)
The statements of cash flows have been drawn up in accordance with principles applied by the Swedish Financial Accounting Standards Council's recommendation number 7—Accounting Recommendation for Cash Flows.

(B)
Deposits with banks are included as one component of credits to credit institutions. However, the gross amount of new deposits made during the year has not been included in the amount of Disbursements of credits. Instead, the net change during the year in deposits has been include in Other changes—net. The amount of deposits with banks at June 30, 2003 was Skr 8,542.9 million (December 31, 2002 was Skr 375.5 million). Such amounts are not included in the amounts of Cash in hand on the balance sheet.

(C)
Net increase(-)/decrease(+) in credits granted against documentation in the form of interest-bearing securities are included as one component in Net increase/decrease in bonds and securities held.

SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in Skr million, unless otherwise indicated.

Introductory Note.

The Parent Company compared with the Consolidated Group

        The Company reports separate Income Statements and Balance Sheets for the Consolidated Group and the Parent Company.

        The Consolidated Group (the "Consolidated Group" or the "Group") comprises SEK (the "Parent Company") and its wholly owned subsidiaries AB Sektionen and AB SEK Securities (the "Subsidiaries"). AB Sektionen's most material asset is its building, serving as SEK's headquarters, and it does not presently operate any business other than renting its building to SEK. AB SEK Securities is a securities company under the supervision of the Swedish Financial Supervisory Authority. AB SEK Securities was established during 2002.

        The information in the following notes represents, unless otherwise stated, both the Consolidated Group and the Parent Company.

Note 1. Accounting principles applied

  Introduction

        Swedish accounting legislation, as well as the related accounting regulations of the Swedish Financial Supervisory Authority, have been adapted to applicable EU directives. The regulations apply to Swedish credit institutions, including SEK.

        The regulations include, among other things, specific rules for hedge accounting, see Note 1(j) below. Hedge accounting enables reporting based on common valuation principles for financial assets and financial liabilities which, acquired for that purpose, together hedge the holder against unfavorable changes in the net values of the same. Hedge accounting also has been applied in prior years.

        The following accounting policies have been applied:

        (a)    Consolidation.    The consolidated financial statements have been drawn up based on the purchase method. Thus, in the consolidation, the acquisition price of the shares of the Subsidiaries and the equity of the Subsidiaries, at the date of the acquisition, have been eliminated. The difference (surplus value) between the two amounts relates wholly to the building owned by AB Sektionen and is consolidated accordingly. Thus, the Consolidated Balance Sheet principally reflects the same situation as would have been the case if the Parent Company had directly owned the building. All intercompany accounts and transactions have been eliminated in consolidation.

        No untaxed reserves are reported in the Consolidated Balance Sheet, nor are revenues and expenses, including taxes, related to untaxed reserves reported in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are broken down by (i) an after-tax portion, reported as one component of non-distributable capital, and (ii) a portion representing deferred taxes, reported as one component of allocations. Any changes in the untaxed reserves are reported as adjustments to the relevant items in the Consolidated Balance Sheet. However, untaxed reserves are disclosed in the Balance Sheet of the Parent Company as are changes in untaxed reserves in the Income Statement of the Parent Company. Accordingly, some line items in the Balance Sheets and Income Statements are applicable only to the Parent Company or the Consolidated Group, as the case may be. For line items that are not applicable, the abbreviation "n.a." has been used.

        (b)    S-system.    SEK administers, against compensation, the State's export credit support system and the State's tied aid credit program (the "S-system"). Pursuant to agreements between SEK and the State, as long as any credits or borrowings remain outstanding, all interest differentials, financing costs and net foreign exchange losses under the S-system will be reimbursed by the State. Settlements of such are made in arrears, for certain programs every four months and for other programs every three months. Claims for reimbursement from the State (and liabilities for reimbursement to the State) are reported as "Due from the State" until settled.

        (c)    S-system statements.    Separate income statements are shown for the S-system. Amounts included in such income statements are not included in income statements of the Consolidated Group and the Parent Company.

        With regard to balance-sheet statements, all amounts related to the S-system are included in the relevant amounts shown for the Consolidated Group and the Parent Company. However, in the balance-sheet statements are also included columns with the heading "Of which S-system", where the S-system-related items are shown separately.

        Assets and liabilities related to the administration of the S-system are assets and liabilities, respectively, of SEK. However, the results under such system are settled between SEK and the State as described in Note 1 (b).

        (d)    Accrual basis accounting.    The SEK-group is on the accrual basis of accounting. However, in the S-system certain items are reported on cash basis in compliance with an agreement between SEK and the State (see also Note 1(b)).

        (e)    Payment or business day reporting.    The reporting on the balance sheet is based on business transaction days, however, in the case of credits and debt, on payment days.

        (f)    Gross basis reporting.    The reporting of all interest revenues and interest expenses is made on a gross basis with the exception of interest revenues and interest expenses related to derivative instruments. In accordance with the regulations of the Swedish Financial Supervisory Authority, interest revenues and interest expenses related to derivative instruments are reported on a net basis.

        (g)    Current and fixed financial assets.    Financial assets are classified as "current financial assets" or "fixed financial assets".

        (h)    Untaxed reserves.    In accordance with Swedish tax law, the Parent Company maintains certain untaxed reserves. (See also Note 1(a).)

        (i)    Currency translation.    Assets and liabilities in foreign currencies have been translated to Swedish kronor at the period-end exchange rates (see Note 2). Currency exchange effects are included as one component of "net results of financial transactions".

        Revenues and expenses denominated in foreign currencies are translated to Swedish kronor at the current exchange rate as of the respective day of accrual. Any changes in the currency exchange rates between the relevant currencies and Swedish kronor related to the period between the day of accrual and the day of settlement are reported as currency exchange effects.

        (j)    Securities.    The following principles have been applied with regard to interest-bearing securities ("securities" or "interest-bearing securities"):

        Securities acquired with the purpose of hedging the return on SEK's equity during the tenor of the securities, and aimed to be held to maturity ("held-to-maturity account securities"), are classified as fixed financial assets and reported at amortized cost.

        Securities included in interest-rate and currency-exchange-rate hedged transactions ("hedge account securities") are classified as current financial assets and reported—in accordance with the hedge accounting rules—at amortized cost. Hedge account securities are offset mainly by other items, mostly liabilities, with matching principal or notional amounts, interest rates and currencies, such that the Company's exposure to changes in net values of the same due to movements in interest and exchange rates is hedged.

        Securities in the Trading Portfolio ("trading account securities" or "Trading Securities"), as defined by the regulations of the Swedish Financial Supervisory Authority, are classified as current financial assets and reported at market value. (It should be noted that, in accordance with the Company's policies, only limited exposures to interest rates and/or currency fluctuations are allowed.) The difference between market value and amortized cost (unrealized net gains or losses) of Trading Securities is reported as one component of net results of financial transactions in accordance with the Swedish Financial Supervisory Authority's regulations.

        Realized gains and losses in connection with sales of hedge account securities, are deferred and amortized as one component of interest revenues or interest expenses, as the case may be, while such gains and losses in connection with sales of other securities are reported as one component of net results of financial transactions.

        Credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets.

        The reporting of securities will, according to regulations of the Swedish Financial Supervisory Authority, be broken down by two component categories, namely (i) Treasuries, etc., eligible for refinancing with central banks, and (ii) Other interest-bearing securities. Since SEK has no legal right to refinance any securities with the Swedish Central Bank, the first heading may, according to SEK's opinion, confuse the reader of the relevant statement. To avoid such confusion, SEK has determined to instead use the term Treasuries/government bonds. All the above statements in this Note 1 (j) apply to both categories of securities, i.e., to Treasuries/government bonds and to Other interest-bearing securities.

        (k)    Deposits.    Under the regulations of the Swedish Financial Supervisory Authority, deposits with banks are reported as one component of "credits to credit institutions".

        (l)    Repurchase agreements and bond lending.    Repurchase agreements are reported as financial transactions on the balance sheet. Securities lent to other parties are reported as securities on the balance sheet. However, according to regulations of the Swedish Financial Supervisory Authority, securities/assets sold subject to repurchase agreements and securities/assets lent to other parties will—although not formally representing collateral—be reported under the heading Collateral Provided.

        (m)    Past-due credits and problematic credits.    Past-due credits are credits or other assets on which interest or principal has been contractually past-due for more than 60 days. Problematic credits are doubtful credits (or other assets), and restructured credits (or other assets). Doubtful credits (or other assets) are credits (or other assets) that are past due or, where the payments most likely will not be fulfilled according to the terms of agreement. Restructured credits (or other assets) are credits (or other assets) on which the interest-rate has been reduced to below commercial levels.

        (n)    Provisions for probable credit losses.    Provisions for potential credit losses are made if and when SEK determines that the obligor under a credit, or another asset held, and the existing guarantee or collateral are likely to fail to cover SEK's full claim. Such determinations are made for each individual credit/asset. No such provisions were made in the six-month period ending June 30, 2003 nor in the year ending December 31, 2002. There has been no need to make any provision in groups for individually valued claims.

        (o)    Depreciation.    Office equipment is depreciated "according to plan" by 20 percent per annum of acquisition cost. Buildings and building equipment are depreciated at the highest amounts allowable for tax purposes. Further, additional non tax-deductible depreciation is made on the consolidated acquisition cost of the building held by AB Sektionen, such that the annual consolidated depreciation on that building is 1.5 percent of the acquisition cost.

        Intangible assets consisting of computer systems and software are depreciated by 20 percent per annum, which represents the estimated useful life, from the point in time when the new systems will be used in production.

        (p)    Reacquired debt.    SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. Unless the instrument has been repurchased with the intention of cancellation, any discount or premium in connection with the repurchase is amortized during the remaining contractual tenor of the instrument.

        (q)    Derivative instruments.    In its normal course of business, SEK uses, and is a party to, different types of derivative instruments, mostly interest-rate related and currency-exchange-rate related instruments, exclusively for the purpose of hedging SEK's interest-rate and currency-exchange-rate exposures.

        Such instruments are reported, in accordance with the hedge accounting rules, at amortized cost.

        Net receivables or liabilities related to individual currency-exchange-rate related instruments are reported on the balance sheet as one component of "other assets" or "other liabilities", as the case may be. The amounts included in "other assets" or "other liabilities", related to such instruments, only reflect the differences between the nominal value of the receivable or asset constituent, on the one hand, and the liability constituent, on the other hand, of each such instrument held.

        Counterparty exposures in derivative instruments and off-balance sheet contracts are calculated and included in the reporting of capital adequacy in accordance with the Swedish Financial Supervisory Authority's regulations.

        (r)    Pension obligations.    The Company's compulsory pension obligations are covered by insurance. However, the Company also has certain additional contractual pension obligations. These are non-tax-deductible when provided for, and are reported as one component of allocations.

        (s)    Intangible assets.    The Swedish Financial Accounting Standards Council's recommendation number 15, Intangible assets, has been applied from the financial year 2002 regarding the capitalized part of the investment in the IT-system in progress. Such recommendation has earlier not been applicable for SEK. The basis for capitalization is external direct costs of materials, services utilized in developing or obtaining internal-use computer software, and pay-roll related costs for employees directly associated with an internal-use computer software project.

        (t)    Income tax.    Income tax for the profit or loss for the period comprises current and deferred taxes. Current tax is the expected tax payable on the taxable income for the period. Deferred tax includes deferred tax in the untaxed reserves of individual group companies and deferred taxes on taxable temporary differences.

        (u)    Certain references.    In certain cases, references are made in the Notes to the Consolidated Financial Statements to information included in other sections of this report. Such information shall be deemed to be included herein by reference.

Note 2. Foreign Exchange Gains/Losses

        All foreign exchange gains and losses are recognized currently in income.

Note 3. Interest Revenues/Expenses

        The reporting of interest revenues and interest expenses related to derivative instruments is reported on the income statement on a net basis.

Note 4. Taxes

        Reported amounts of taxes represent profit before appropriations multiplied by the standard tax rate (28%). Accordingly, no allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

Note 5. Counterparty Exposures

        For the Company's counterparty exposures related to interest-bearing securities, credits and derivative instruments at June 30, 2003 and December 31, 2002, classified by type of borrower, guarantor, collateral or issuer, see table on page 4.

Note 6. Credits

        Represents credits granted against documentation in the form of interest-bearing securities.

Note 7. Past-Due Credits

        In accordance with the Swedish Financial Supervisory Authority's regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 50.6 million at June 30, 2003 (December 31, 2002: Skr 64.3 million). The principal amount not past-due on such credits was Skr 549.9 million at June 30, 2003 (December 31, 2002: Skr 622.1 million). All past-due credits were covered by adequate guarantees.

Note 8. Untaxed Reserves

        Allocations to and/or dissolutions of untaxed reserves are made only at year-end. Accordingly, the balances thereof at June 30 are the same as those at the preceding year-end.

Note 9. Total Assets

        The amount of total assets at period-end, Skr 136.7 billion, was approximately Skr 5.0 billion lower than it would have been if the currency exchange rates as of December 31, 2002 had been unchanged.

Note 10. Earnings per Share

        Earnings per share consists of net profit for the period divided by the number of shares.

Note 11. Subordinated Securities Issued

        In July, 2003, USD 50 million (approximately Skr 400.1 million) of outstanding subordinated loans have been redeemed.

Note 12. Risk Capital and Capital Base

        The Company's risk capital consists of shareholders' funds plus untaxed reserves and subordinated debt at period-end. In excess of these funds, The Government and ABB have issued to SEK a guarantee fund of callable capital, amounting to Skr 600 million in total (Skr 300 million from each shareholder). SEK may call on capital under the guarantee fund if SEK finds it necessary in order to be able to fulfill its obligations.

        SEK's guarantee fund from shareholders—in total Skr 600 million, of which the Kingdom of Sweden and ABB are responsible for Skr 300 million each—will be replaced by a new guarantee issued by the Kingdom of Sweden.

        It is the intention of the shareholder and of the Company that SEK will always have risk capital that is well above the regulatory requirements.

        The total regulatory capital adequacy ratio at period-end was 17.7 percent (December 31, 2002: 17.0 percent), of which 9.3 percent (December 31, 2002: 11.9 percent) represented Tier-1 and 8.4 percent (December 31, 2002: 5.1 percent) represented Tier-2. Adjusted for inclusion of guarantee fund capital amounting to Skr 600 million from SEK's shareholders in the Tier-1 capital base, the adjusted capital adequacy ratio at period-end was 19.5 percent (of which 11.1 percent represented adjusted Tier-1(December 31, 2002:13.7 percent)).

        See also table "Capital base and required capital" elsewhere in this report.

        The aggregate volume of funds borrowed and shareholders' funds, exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

Note 13. Reconciliation to accounting principles generally accepted in the United States

        Swedish generally accepted accounting principles vary in certain respects from U.S. GAAP. The significant variations with respect to SEK excluding the S-system are:

        Deferred taxation—U.S. GAAP requires the recognition of a deferred tax liability on all taxable temporary differences in full. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in the future to the extent it is more likely than not that the benefit will be realized. Such comprehensive tax accounting has only been required in Sweden as from January 1, 2001 with the implementation of the provisions of IAS 12.

        Own debt repurchased—Under U.S. GAAP, any gain or loss incurred in connection with reacquisition of the Company's debt instruments would be recognized immediately together with gains or losses on early termination of related derivatives. See Note 1(p) for the Swedish GAAP treatment.

        Debt Securities—The Company holds a large hedge account in securities, which under Swedish GAAP is reported on an amortized-cost basis (see Note 1(j)). The Company has determined to treat all of its securities held in the hedge account as "Available-for-Sale-Securities" under U.S. GAAP and, accordingly, to recognize related unrealized gains or losses, net of tax, as comprehensive income.

        As of January 1, 1996, the Company transferred certain debt securities which were reported as trading-securities under U.S. GAAP to held-to-maturity-securities. The excess of the market value over par value, previously recorded in income, at the date of such transfer is amortized over the remaining life of the security.

        Derivatives—Statement of Financial Accounting Standard ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, were effective for the Company as of January 1, 2001. SFAS 133 and SFAS 138 require that an entity recognizes all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (ii) held in equity until the hedged item is recognized through income. The ineffective portion of a hedge's change in fair value is recognized immediately in income.

        Certain assets, liabilities and designated derivatives have qualified for hedge accounting under previous U.S. GAAP standards. These hedging relationships did not on January 1, 2001, nor on December 2001, qualify for hedge accounting under the new accounting standards. Therefore, the adoption of the new accounting standards increased the volatility of reported earnings under U.S. GAAP until June 30, 2002. From July 1, 2002, certain assets, liabilities and designated derivatives qualified for hedge accounting under the new accounting standards and thereby the volatility in earnings has been reduced.

        Adoption of these new accounting standards has resulted in the Company recording a cumulative after-tax increase in other comprehensive income of Skr 181 million (net of related income tax of Skr 71 million) at January 1, 2001. Also at January 1, 2001, the carrying value of certain assets and liabilities and designated derivatives that qualified for hedge accounting under previous U.S. GAAP standards and were deemed fair value hedges was adjusted by Skr 1,645 million with no impact on net income. Because such hedging relationships did not qualify for hedge accounting under the new accounting standards, changes in the fair value of the previously designated derivatives are being recognized in income while the adjustment to the carrying value of the assets and liabilities is being accreted to income on a level yield basis over an estimated average life of eleven years. Such changes in fair value and accretion are included in "derivatives and hedging activities" in the summary of significant adjustments tables which follow.

        In light of the amended accounting practices after June 30, 2002, the U.S. GAAP reconciled net income for the six-month period ending June 30, 2003, reflects a significantly greater use of hedge accounting than for the same period ended June 30, 2002. This fact has somewhat reduced the volatility in earnings that occurred when SFAS 133 was introduced in January 1, 2001. This volatility does not, in the management's opinion, reflect the economic substance of the underlying transactions.

        Foreign exchange differences on investment securities—SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposure arises from these securities, because, although the value of the assets in Swedish krona terms changes according to the relevant exchange rates, there is an identical offsetting change in the Swedish krona value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding currency assets financed by liabilities denominated in, or hedged into, the same currency.

        However, under U.S. GAAP, after the adoption of SFAS No. 133, the valuation effects of changes in currency exchange rates in value of the investments classified as available for sale and not otherwise hedged by a derivative in a fair value hedging relationship is taken directly to equity whereas the offsetting changes in Swedish krona terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions.

        The result of the foregoing is that for the first six-month period ended at June 30, 2003 SEK's U.S. GAAP profits are increased by Skr 311.7 million compared to the Swedish GAAP profits, and for the first six-month period of 2002, SEK's U.S. GAAP profits are increased by 3,240.6 million compared to Swedish GAAP profits, in each case before tax effects. There is no difference in total shareholders' funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of shareholders' funds).

        The amended accounting practices after June 30, 2002, have reduced the amount of assets for which the currency exchange effects in the related funding must be reflected in the income statement.

This is a major factor explaining the reduction in the related adjustment in the U.S. GAAP reconciled net income for the six-month period ending June 30, 2003, compared with the same period ending June 30, 2002.

        Other—Other items includes refunds of surplus from a multiemployer pension plan not yet collected recognized under Swedish GAAP but to be recognized on a cash basis under U.S. GAAP.

        No reconciliation of significant material variations between Swedish accounting principles and U.S. GAAP has been made with respect to the S-system because any such variations that affected the Company's net profit would be offset by an adjustment in the amount reimbursed by the State. (See Note 1(b) and (c)).

        The following is a summary of the significant adjustments to net profit and shareholders' funds that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Six-month Period Ended June 30,
(In millions of Skr unless otherwise stated)
	2003	2002
Net profit for the period under Swedish GAAP	232.5	247.8
After-tax effects of amortization of unrealized gains on securities transferred into the held-to-maturity category in 1996	–2.2	–3.0
Gains/(losses) in connection with repurchases of own-debt	–61.7	3.7
Derivatives and hedging activities	–244.8	303.0
Foreign exchange differences on available-for-sale securities *	311.7	3,240.6
Other	0.0	0.0
Tax effect of U.S. GAAP adjustments	–1.5	–993.2
Deferred taxation	0.0	0.0
Net adjustments	1.5	2,551.1
Net profit for the period under U.S. GAAP	234.0	2,798.9
Earnings per share under U.S. GAAP (Skr)	236.4	2,827.1

*
The amount of this item for the six-month period ended June 30, 2002, as originally reported, did not, in error, reflect the inclusion of changes in the Swedish kronor value of funding related to available-for-sale securities ineligible for hedge accounting as described above in "Foreign exchange differences on investment securities". The amounts in the table above reflect that inclusion for both periods.

	June 30,
(In millions of Skr)			December 31, 2002
	2003	2002
Shareholders' funds under Swedish GAAP	2,757.2	3,532.8	3,764.7
Unamortized gains on securities transferred to held to maturity securities in 1996 on an after-tax basis	20.0	24.4	22.3
After-tax difference between fair value and book value in available-for-sale securities	118.7	134.9	79.3
Transition adjustment related to adoption of SFAS 133 resulting in an after-tax increase in other comprehensive income	181.5	181.5	181.5
Amortization of transition adjustment on an after-tax basis	(122.2)	(74.7)	(98.3)
Derivatives and hedging activities	1,208.4	1,545.9	1,453.2
Gains/(losses) in connection with repurchases of own-debt	3.9	18.0	65.7
Other	—	(13.0)	—
Tax effect of U.S. GAAP adjustments	(339.4)	(434.3)	(425.3)
Deferred taxation	5.6	5.6	5.6
Net adjustments	1,076.5	1,388.3	1,284.0
Shareholders' funds under U.S. GAAP	3,833.7	4,921.1	5,048.7

        Reportable segments of SEK's operations under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" are the M-system and the S-system, both reported separately in the consolidated income statement with additional information in Note 1(b) and Note 1(c).

        The holding gains on available-for-sale securities, including foreign exchange difference adjusted from net profit, would, under U.S. GAAP, be reported with "Comprehensive Income" under SFAS No. 130 "Reporting Comprehensive Income". The following is a summary of the significant adjustments to Comprehensive Income that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Six-month Period Ended June 30,
(In Skr million unless otherwise stated)
	2003	2002
Net profit for the period under U.S. GAAP	234.0	2,798.9
Other comprehensive income:
After-tax difference between fair value and book value of available-for-sale securities (exclusive of foreign exchange differences)	39.4	–141.4
After-tax difference between fair value and book value of available-for-sale securities solely related to foreign exchange differences	–224.4	–2,333.2
After-tax effect of amortization of SFAS 133 transition adjustment	–23.8	–22.3
Total other comprehensive income	–208.8	–2,496.9
Comprehensive income under U.S. GAAP	25.2	302.0

        Accounting for derivative instruments and hedging activities—SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138 (together the "Standard") is the foundation of a set of U.S. GAAP requirements for accounting for derivatives. The Standard requires that all derivative instruments be recorded on the balance sheet at fair value; the accounting for changes in fair value of the derivative depends on whether the derivative qualifies as a hedge. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. However, if the derivative qualifies as a hedge, the accounting varies based on the type of risk being hedged (see previous discussion herein of accounting for derivatives in designated hedging relationships).

        In the hedging relationship of a financial asset or liability, SEK designates the risk being hedged as one of the following:

  (1)
  The risk of changes in the overall fair value of the entire hedged item.

  (2)
  The risk of changes in its fair value attributable to changes in the designated benchmark rate (referred to as interest rate risk).

  (3)
  The risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk).

  (4)
  The risk of changes in its fair value attributable to changes in the obligor's creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item's credit sector at the inception of the hedge (referred to as credit risk).

        If the risk designated as being hedged is not the risk described in (1) above, SEK may designate one or more of the other risks (interest rate risk, foreign currency exchange risk or credit risk) as the hedged risk. The benchmark interest rate being hedged in a hedge of interest rate risk will be specifically identified in the designation of the risk and its documentation at the inception of the hedging relationship.

        As SEK currently hedges the risk of fair value changes in its loans or investments, the transactions are accounted for according to the fair value hedge model pursuant to SFAS 133.

        There are currently four different strategies used within SEK to hedge changes in fair value.

(A)
Hedge of changes in fair value due to interest rates. It is SEK's objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is an interest rate swap ("IRS"), swapping fixed to floating interest rates.

(B)
Hedge of changes in fair value due to interest and foreign exchange rates. It is SEK's objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e. to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a cross currency interest rate swap ("CIRS"), going from fixed interest rate in one currency to floating interest rate in another currency.

(C)
Hedge of changes in fair value due to interest rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (A) above, it is SEK's objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is a group of derivatives consisting of an IRS and options, forwards or futures. The group of derivatives should result in conversion of a fixed interest rate into a floating interest rate.

(D)
Hedge of changes in fair value due to interest and foreign exchange rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (B) above, it is SEK's objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e., to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a group of derivatives consisting of a CIRS and options, forwards or futures. The group of derivatives should result in conversion of a fixed interest rate in one currency into a floating interest rate in another currency.

        Both at the inception of the hedge and on an ongoing basis, SEK's hedging relationships are expected to be highly effective in offsetting changes in fair values attributable to the hedged risks.

        The fair value of the derivative will be estimated using discounted cash flow analysis. The discount factors will be derived from the zero coupon curve, based on the swap curve, for each currency.

        Embedded features, such as options, futures or forwards will be valued using the best accessible market data and best practice valuation models. A valuation from an external counterparty may also be used. Using a market price for the transaction in question or for a similar transaction will derive the fair value of the option, future or forward contracts. The fair value may also be delivered from an external counterparty.

  Recent Accounting Matters

        In April 2003 the FASB issued Statement of Financial Accounting Standard No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement 133. SFAS 149 amends statement 133 to reflect decisions of the Derivatives Implementation Group since its formation and also updates Statement 133 for decisions of the Board relating to its financial instruments project. As many of the amendments reflect formalization of interpretations that have been applied historically in the Company's application of US GAAP the adoption and transition provisions of this statement do not have a significant impact on the Company's financial statements or related disclosures.

        In April 2003 the FASB issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of this Statement apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. This Statement does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. The Company does not write or purchase instruments indexed to its common stock nor does it report in permanent equity any instrument that is subject to mandatory redemption and accordingly adoption of the provisions of SFAS 150 is not anticipated to have an effect on the Company's financial statements.

        In November 2002, the FASB issued Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

(FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit and indemnifications. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair or market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to guarantees accounted for as derivatives, nor does it apply to the accounting for commercial letters of credit and loan commitments. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002.

        In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities'. FIN 46 applies to the accounting for certain entities, the investors in which are identified as not possessing the normal characteristics of a controlled financial interest, or which lack sufficient equity to finance its activities without additional support from other parties. Such entities are referred to in FIN 46 as Variable Interest Entities and refers to parties with equity, certain contractual or other financial interest as variable interest holders. FIN 46 establishes a framework for defining a primary beneficiary and requires consolidation of VIEs in which the Company is the primary beneficiary. FIN 46 also requires specific disclosures about VIEs in which the Company is the primary beneficiary or in which it holds a significant variable interest. Accounting requirements of FIN 46 were immediately applicable to any VIE created after January 31, 2003 and for all others the company is required to evaluate its structures to determine whether it is reasonably likely that the Company would be required to consolidate or disclose information about each VIE's nature, purpose, size and activities, together with the Company's maximum exposure to loss. For those VIEs created prior to February 1, 2003, the Company will be required to adopt the accounting provisions of FIN 46 commencing January 1, 2004 although earlier adoption is allowed.

        The Company does not engage in asset securitization or carry out business in entities which are not included within the company's consolidated financial statements. The Company does however provide project finance or other credit products which may result in credit exposure or fee interest. This engagement would not, however, meet the definition in FIN 46 as a variable interest in a VIE. Accordingly, adoption of the provisions of FIN 46 is not anticipated to have an effect on the Company's financial statements.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2003

AB Svensk Exportkredit (Swedish Export Credit Corporation)
By:	/s/ PETER YNGWE Peter Yngwe, President

Exhibit 12.1 to Registration Statement
on Form F-3 (File No. 033-063728)

Swedish Export Credit Corporation

        Calculation of Ratios of Earnings to Fixed Charges
excluding the S-system
on the Basis of Swedish Accounting Principles
(Amounts in millions of Skr, except for ratio of earnings to fixed charges)

	Six-month Period ended June 30,
	2003	2002
Fixed Charges:
Interest expenses	1,806.6	2,082.6
Earnings:
Net profit	232.5	247.8
Taxes	91.2	96.8
Fixed charges	1,806.6	2,082.6

	2,130.3	2,427.2

Ratio of earnings to fixed charges	1.18	1.17

Exhibit 12.2 to Registration Statement
on Form F-3 (File No. 033-063728)

Swedish Export Credit Corporation

        Calculation of Ratios of Earnings to Fixed Charges
excluding the S-system
on the Basis of U.S. Accounting Principles
(Amounts in millions of Skr, except for ratio of earnings to fixed charges)

	Six-month Period ended June 30,
	2003	2002
Fixed Charges:
Interest expenses	2,113.1	1,775.9
Earnings:
Net profit	234.0	2,798.9
Taxes	92.7	1,090.0
Fixed charges	2,113.1	1,775.9

	2,439.8	5,664.8

Ratio of earnings to fixed charges	1.15	3.19

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TABLE OF CONTENTS
  INTRODUCTORY NOTE
  CURRENCY OF PRESENTATION
  THE COMPANY
  RATIOS OF EARNINGS TO FIXED CHARGES
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  INDEX TO FINANCIAL STATEMENTS (UNAUDITED)
  INCOME STATEMENTS (UNAUDITED)
  BALANCE SHEETS (UNAUDITED)
  STATEMENTS OF CASH FLOWS (UNAUDITED)(A)
SVENSK EXPORTKREDIT (Swedish Export Credit Corporation) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURE
  Exhibit 12.1 to Registration Statement on Form F-3 (File No. 033-063728)
Swedish Export Credit Corporation
  Exhibit 12.2 to Registration Statement on Form F-3 (File No. 033-063728)
Swedish Export Credit Corporation